UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF

REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES

EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13

AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number
333-31929

 DISH DBS CORPORATION

(Exact name of registrant as specified in its charter)

9601 South Meridian Boulevard,

Englewood, Colorado 80112
(303) 723-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7 3/4% Senior Notes due 2026

5 1/4% Senior Secured Notes due 2026

7 3/8% Senior Notes due 2028

5 3/4% Senior Secured Notes due 2028

5 1/8% Senior Notes due 2029

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(d)	☐

Approximate number of holders of record as of the certification or notice date: 70

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this certification/notice to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 31, 2026

DISH DBS CORPORATION

By:	/s/ Dean A. Manson
	Name:	Dean A. Manson
	Title:	Chief Legal Officer and Secretary